                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-32734
PROSPECTUS

                                1,500,000 SHARES

                             MOLECULAR DEVICES LOGO
                                  COMMON STOCK
                           -------------------------
     Molecular Devices Corporation is selling 1,500,000 shares of common stock. Our shares are listed for trading on the Nasdaq National Market under the symbol "MDCC." On May 24, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $39.69 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" STARTING ON PAGE 7.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------
                                                              PER SHARE       TOTAL
--------------------------------------------------------------------------------------
Public Offering Price.......................................   $38.50      $57,750,000
Underwriting Discounts and Commissions......................     2.12        3,180,000
Molecular Devices' Proceeds.................................    36.38       54,570,000
--------------------------------------------------------------------------------------

     The underwriters have the option to purchase up to an additional 225,000 shares from us and certain selling stockholders to cover over-allotments. The underwriters expect to deliver the shares to purchasers on or about May 31, 2000.
ING BARINGS
                    BEAR, STEARNS & CO. INC.
                                       THOMAS WEISEL PARTNERS LLC
                                                     UBS WARBURG LLC
                           -------------------------
                                  MAY 25, 2000

Under caption "Innovative Solutions for Drug Discovery":
We are a leading developer of high-performance, bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.

Under picture of SPECTRAmax GEMINI XS instrument:
We are a leading provider of microplate readers with our MAXline family, including the recently introduced SPECTRAmax GEMINI XS, which offers a high level of versatility and sensitivity.

Under picture of FLIPR instrument:
Our FLIPR and CLIPR Cell Analysis systems help researchers screen and optimize drug candidates at high throughput and ultra-high throughput rates. Our Cell Analysis systems include proprietary reagent kits that are optimized for use on our Cell Analysis instruments.

Molecular Devices, the Molecular Devices logo, FLIPR and SPECTRAmax are some of our trademarks and service marks. Other trademarks, trade names and service marks referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in our common stock. You should read carefully this entire prospectus, including "Risk Factors" and our financial statements that are incorporated by reference in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to "we," "us" and "our" refer to Molecular Devices Corporation and its wholly owned subsidiaries.

                         MOLECULAR DEVICES CORPORATION

     We are a leading developer of high-performance, bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. Our systems enable pharmaceutical and biotechnology companies to leverage advances in genomics and combinatorial chemistry by facilitating the high throughput and cost effective identification and evaluation of drug candidates. Our instrument systems are based on our advanced core technologies which integrate our expertise in engineering, molecular and cell biology and chemistry. Our systems are fundamental tools for drug discovery and life sciences research, and our MAXline series of microplate readers and our FLIPR Cell Analysis systems are market share leaders in their respective markets. Our revenues were $62.0 million in 1999 and have increased at a compound annual rate of 25% since 1995.

     Advances in genomics and combinatorial chemistry have resulted in an increasing number of new disease targets and drug candidates that can be screened or evaluated in the drug discovery process. Researchers face severe bottlenecks in the downstream phases of the drug discovery process, including assay development, drug candidate screening and lead optimization, which require more advanced and efficient evaluation technologies. Our products target these phases of the drug discovery process and are designed to eliminate these bottlenecks. Industry sources estimate that in 2000, pharmaceutical companies will spend approximately $2.7 billion on third party drug discovery instrumentation, reagents and services. We currently offer three product families to serve this market.

     - Our MAXline products include advanced microplate readers that are used to acquire and process large quantities of biochemical and biological data and are primarily used in assay development. Our MAXline strategy has been to continue to introduce new products that include first-of-a-kind features, as well as to offer varying feature sets and price points to address different market segments. We have historically focused on the premium end of the microplate reader market by offering products with advanced capabilities. MAXline products represented 57% of our revenues in 1999.

     - Our Cell Analysis systems, which include FLIPR and CLIPR, are used to study the response of live cells to drug candidates and primarily address high throughput screening and lead optimization. Because our products permit the analysis of live cells, they allow researchers to obtain more biologically relevant information than can be obtained through the use of traditional biochemical assays. FLIPR is the market leader in cellular high throughput screening, and in 1999 we introduced the CLIPR system, which provides live cell analysis at an ultra high throughput rate. Our Cell Analysis systems represented 38% of our revenues in 1999.

     - Our Threshold system, which is comprised of a detection instrument and proprietary reagents, is used to quantify contaminants in the manufacturing and quality control of bioengineered products. Threshold system products represented 5% of our revenues in 1999.

     We typically invest 10% to 12% of our revenues in research and development, which has resulted in a track record of technological innovation. Over 70% of our revenues in 1999 were derived from products that we introduced in the last three years. We have sold over 13,000 instruments since the introduction of our first microplate reader in 1987. In addition, over 70 customers have purchased our FLIPR systems since introduction in 1996, including the 20 largest pharmaceutical companies, several of which own five or more FLIPR systems. We expect that increased sales of recently introduced products, including GEMINI

XS, FLIPR(384) and CLIPR, and revenues from new instrument introductions will continue to drive our growth. We also believe that the introduction of reagent kits optimized for our products represents a significant growth opportunity.

     Our objective is to be the world's leading provider of innovative bioanalytical systems and related consumable products for life sciences research. We are focusing on the drug discovery market and, specifically, on providing complete solutions that accelerate and improve the critical downstream drug discovery processes of assay development, drug candidate screening and lead optimization. Key elements of our strategy include:

     - maintaining and advancing our technological leadership;

     - leveraging our market leadership position;

     - increasing recurring revenue from our consumable products;

     - expanding worldwide distribution and support of our products; and

     - acquiring complementary businesses and technologies.

     Our executive offices are located at 1311 Orleans Drive, Sunnyvale, California 94089. Our telephone number is (408) 747-1700 and our internet address is www.moldev.com. The information on our website is not part of this prospectus.

                            RECENT OPERATING RESULTS

     On April 13, 2000, we announced our operating results for the quarter ended March 31, 2000. Our total revenues for the quarter were $17.1 million, an increase of 26% over revenues of $13.5 million for the same period in 1999. Our operating income for the quarter ended March 31, 2000 was $3.8 million, an increase of 38% over operating income of $2.8 million for the same period in 1999. Our operating margins for the quarter ended March 31, 2000 were 22.5% compared with operating margins of 20.6% for the same period in 1999. Our net income for the quarter ended March 31, 2000 was $2.6 million, an increase of 32% over net income of $2.0 million for the same period in 1999. Our earnings per share for the quarter ended March 31, 2000, on a fully diluted basis, were $0.25 per share compared with fully diluted earnings per share of $0.20 for the same period in 1999.

                                  THE OFFERING

Common stock offered by Molecular Devices.............  1,500,000 shares

Common stock to be outstanding after this offering....  11,245,251 shares

Use of proceeds.......................................  To fund ongoing sales and marketing and research and development activities, working
                                                        capital and other general corporate purposes,
                                                        which may include possible acquisitions of,
                                                        or investments in, complementary products,
                                                        technologies or businesses. See "Use of
                                                        Proceeds."

Nasdaq National Market symbol.........................  MDCC

     The number of shares of common stock offered assumes that the underwriters' over-allotment option to purchase 225,000 shares from us and certain selling stockholders is not exercised. See "Underwriting."

     The outstanding share information is based upon our shares of common stock outstanding as of March 31, 2000 and assumes that no options have been exercised since March 31, 2000. In addition, this information excludes:

     - 1,743,888 shares of common stock reserved for issuance pursuant to outstanding stock options as of March 31, 2000 at a weighted average exercise price of $25.59 per share; and

     - 606,935 shares of common stock reserved for future issuance under our employee benefit plans as of March 31, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                               YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                    1995      1996      1997      1998      1999
                                                   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues.........................................  $25,615   $30,926   $38,286   $47,798   $61,985
Cost of revenues.................................   10,416    11,741    14,426    17,716    22,745
                                                   -------   -------   -------   -------   -------
Gross margin.....................................   15,199    19,185    23,860    30,082    39,240
Operating expenses:
  Research and development.......................    3,639     4,581     4,721     5,686     7,363
  Write-off of acquired in-process research and
     development(1)..............................       --     4,637        --       876     2,037
  Selling, general and administrative............    8,549     9,920    11,883    14,078    17,431
                                                   -------   -------   -------   -------   -------
          Total operating expenses...............   12,188    19,138    16,604    20,640    26,831
                                                   -------   -------   -------   -------   -------
Income from operations...........................    3,011        47     7,256     9,442    12,409
Other income (expense), net......................      (33)    1,079     1,220     1,584     1,421
                                                   -------   -------   -------   -------   -------
Income before income taxes.......................    2,978     1,126     8,476    11,026    13,830
Income tax provision (benefit)...................   (1,081)   (1,126)    3,174     4,245     5,325
                                                   -------   -------   -------   -------   -------
Net income.......................................  $ 4,059   $ 2,252   $ 5,302   $ 6,781   $ 8,505
                                                   =======   =======   =======   =======   =======

Basic net income per share.......................  $  0.58   $  0.26   $  0.58   $  0.72   $  0.89
Diluted net income per share.....................  $  0.53   $  0.24   $  0.55   $  0.70   $  0.84

OTHER DATA:
Pro forma diluted net income per share(2)........  $  0.24   $  0.37   $  0.55   $  0.75   $  0.97

                                                                 DECEMBER 31, 1999
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(3)
                                                              -------   --------------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $28,192      $ 81,766
Working capital.............................................   48,745       102,319
Total assets................................................   64,751       118,325
Total stockholders' equity..................................   56,784       110,358

-------------------------
(1) Our 1996 income from operations included a $4.6 million write-off for the acquisition of in-process technology and acquisition costs related to our acquisition of NovelTech Systems. Our 1998 income from operations included an $876,000 write-off for the acquisition of in-process technology and acquisition costs relating to our acquisition of certain technology rights from Affymax Research Institute, a subsidiary of Glaxo Wellcome. Our 1999 income from operations included a $2.0 million write-off for the acquisition of in-process technology and acquisition costs relating to our acquisition of Skatron Instruments AS.

(2) We have excluded the impact of the write-offs of in-process technology and acquisition costs in 1996, 1998 and 1999 described in footnote (1) above, net of tax. We have also excluded the impact of the tax benefits we realized in 1995 and 1996 from the utilization of net operating loss carryforwards and included a provision for taxes at a 38.5% effective rate.

(3) Adjusted to give effect to the sale by us of 1,500,000 shares of common stock in this offering (assuming no exercise of the underwriters' over-allotment option) at a public offering price of $38.50 per share after deducting the underwriting discounts and commissions and estimated expenses of this offering.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the following information about these risks, as well as the other information contained or incorporated by reference in this prospectus, before you decide to buy any shares of our common stock. Except for historical information, the information contained or incorporated by reference in this prospectus are "forward-looking" statements about our expected future business and performance. Our actual operating results and financial performance may prove to be very different from what we might have predicted as of the date of this prospectus. The risks described below address some of the factors that may affect our future operating results and financial performance.

VARIATIONS IN THE AMOUNT OF TIME IT TAKES FOR US TO SELL OUR PRODUCTS AND COLLECT ACCOUNTS RECEIVABLE AND THE TIMING OF CUSTOMER ORDERS MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     The timing of capital equipment purchases by customers is expected to be uneven and difficult to predict. Our products represent major capital purchases for our customers. We estimate that the average order price for our MAXline products is $17,000, and that the average order price for our FLIPR products is $350,000. Accordingly, our customers generally take a relatively long time to evaluate our products, and a significant portion of our revenues is typically derived from sales of a small number of relatively high-priced products. Purchases are generally made by purchase orders and not long-term contracts. Delays in receipt of anticipated orders for our relatively high priced products could lead to substantial variability from quarter to quarter. Furthermore, we have historically received purchase orders and made a significant portion of each quarter's product shipments near the end of the quarter. If that pattern continues, even short delays in the receipt of orders or shipment of products at the end of a quarter could have a material adverse effect on results of operations for that quarter.

     We expend significant resources educating and providing information to our prospective customers regarding the uses and benefits of our products. Because of the number of factors influencing the sales process, the period between our initial contact with a customer and the time when we recognize revenue from that customer, if ever, varies widely. Our sales cycles typically range from three to six months, but can be much longer. During these cycles, we commit substantial resources to our sales efforts in advance of receiving any revenue, and we may never receive any revenue from a customer despite our sales efforts.

     The relatively high purchase price for a customer order contributes to collection delays that result in working capital volatility. While the terms of most of our purchase orders require payment within 30 days of product shipment, in the past we have experienced significant collection delays. We cannot predict whether we will continue to experience similar or more severe delays.

     The capital spending policies of our customers have a significant effect on the demand for our products. Those policies are based on a wide variety of factors, including resources available to make purchases, spending priorities, and policies regarding capital expenditures during industry downturns or recessionary periods. Any decrease in capital spending by our customers resulting from any of these factors could harm our business.

WE DEPEND ON ORDERS THAT ARE RECEIVED AND SHIPPED IN THE SAME QUARTER AND THEREFORE HAVE LIMITED VISIBILITY OF FUTURE PRODUCT SHIPMENTS.

     Our net sales in any given quarter depend upon a combination of orders received in that quarter for shipment in that quarter and shipments from backlog. Our products are typically shipped within 30 to 90 days of purchase order receipt. As a result, we do not believe that the amount of backlog at any particular date is indicative of our future level of sales. Our backlog at the beginning of each quarter does not include all product sales needed to achieve expected revenues for that quarter. Consequently, we are dependent on obtaining orders for products to be shipped in the same quarter that the order is received. Moreover, customers may reschedule shipments, and production difficulties could delay shipments.

Accordingly, we have limited visibility of future product shipments, and our results of operations are subject to significant variability from quarter to quarter.

MANY OF OUR CURRENT AND POTENTIAL COMPETITORS HAVE SIGNIFICANTLY GREATER RESOURCES THAN WE DO, AND INCREASED COMPETITION COULD IMPAIR SALES OF OUR PRODUCTS.

     We operate in a highly competitive industry and face competition from companies that design, manufacture and market instruments for use in the life sciences research industry, from genomic, pharmaceutical, biotechnology and diagnostic companies and from academic and research institutions and government or other publicly-funded agencies, both in the United States and abroad. We may not be able to compete effectively with all of these competitors. Many of these companies and institutions have greater financial, engineering, manufacturing, marketing and customer support resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or market developments by devoting greater resources to the development, promotion and sale of products, which could impair sales of our products. Moreover, there has been significant merger and acquisition activity among our competitors and potential competitors. These transactions by our competitors and potential competitors may provide them with a competitive advantage over us by enabling them to rapidly expand their product offerings and service capabilities to meet a broader range of customer needs. Many of our existing and potential customers are large companies that require global support and service, which may be easier for our larger competitors to provide.

     We believe that competition within the markets we serve is primarily driven by the need for innovative products that address the needs of customers. We attempt to counter competition by seeking to develop new products and provide quality products and services that meet customers' needs. We cannot assure you, however, that we will be able to successfully develop new products or that our existing or new products and services will adequately meet our customers' needs.

     Rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and frequent new product and service introductions characterize the markets for our products. To remain competitive, we will be required to develop new products and periodically enhance our existing products in a timely manner. We are facing increased competition as new companies entering the market with new technologies compete, or will compete, with our products and future products. We cannot assure you that one or more of our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or future products, or that would render our technologies and products obsolete or uneconomical. Our future success will depend in large part on our ability to maintain a competitive position with respect to our current and future technologies, which we may not be able to do. In addition, delays in the launch of our new products may result in loss of market share due to our customers' purchases of competitors' products during any delay.

IF WE ARE NOT SUCCESSFUL IN DEVELOPING NEW AND ENHANCED PRODUCTS, WE MAY LOSE MARKET SHARE TO OUR COMPETITORS.

     The life sciences instrumentation market is characterized by rapid technological change and frequent new product introductions. Over 70% of our revenues in 1999 were derived from the sale of products that were introduced in the last three years, and our future success will depend on our ability to enhance our current products and to develop and introduce, on a timely basis, new products that address the evolving needs of our customers. We may experience difficulties or delays in our development efforts with respect to new products, and we may not ultimately be successful in developing them. Any significant delay in releasing new systems could adversely affect our reputation, give a competitor a first-to-market advantage or cause a competitor to achieve greater market share. In addition, our future success depends on our continued ability to develop new applications for our existing products. If we are not able to complete the development of these applications, or if we experience difficulties or delays, we may lose our current customers and may not be able to attract new customers, which could seriously harm our business and our future growth prospects.

WE MUST EXPEND A SIGNIFICANT AMOUNT OF TIME AND RESOURCES TO DEVELOP NEW PRODUCTS AND IF THESE PRODUCTS DO NOT ACHIEVE COMMERCIAL ACCEPTANCE, OUR OPERATING RESULTS MAY SUFFER.

     We expect to spend a significant amount of time and resources to develop new products and refine existing products. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of new products. Our ability to commercially introduce and successfully market new products is subject to a wide variety of challenges during this development cycle that could delay introduction of these products. In addition, since our customers are not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders that do materialize may be canceled. As a result, if we do not achieve market acceptance of new products, our operating results will suffer. In particular, while FLIPR and CLIPR reagent kits have recently been introduced to the market, they have had only limited sales to date and have not yet been widely commercially accepted. We cannot predict whether these or other new products that we expect to introduce will achieve commercial acceptance. Our products are generally priced higher than competitive products, which may impair commercial acceptance.

IF WE DELIVER PRODUCTS WITH DEFECTS, OUR CREDIBILITY WILL BE HARMED AND THE SALES AND MARKET ACCEPTANCE OF OUR PRODUCTS WILL DECREASE.

     Our products are complex and sometimes have contained errors, defects and bugs when introduced. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products would be harmed. Further, if our products contain errors, defects or bugs, we may be required to expend significant capital and resources to alleviate such problems. Defects could also lead to product liability as a result of product liability lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability arising from defects in our products. In the event of a successful product liability claim, we could be obligated to pay damages significantly in excess of our product liability insurance limits.

THE RECENT ISSUANCE BY THE SEC OF AN ACCOUNTING BULLETIN RELATED TO REVENUE RECOGNITION, SAB 101, MAY HAVE A MATERIAL ADVERSE IMPACT ON OUR FINANCIAL PERFORMANCE.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, referred to as SAB 101. SAB 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We are currently in the process of evaluating SAB 101 and what effect it may have on our financial statements. Accordingly, we have not determined whether SAB 101 will have a material impact on our financial position or results of operations. In the event that the implementation of SAB 101 requires us to report a change in accounting principles related to our revenue recognition policy, we would be required to report such change no later than the quarter ending June 30, 2000. In addition to other uncertain risks related to SAB 101, it is possible that SAB 101 will result in increased fluctuations in our quarterly operating results and increase the likelihood that we may fail to meet the expectations of securities analysts for any period.

MOST OF OUR CURRENT AND POTENTIAL CUSTOMERS ARE FROM THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES AND ARE SUBJECT TO RISKS FACED BY THOSE INDUSTRIES.

     We derive a significant portion of our revenues from sales to pharmaceutical and biotechnology companies. We expect that sales to pharmaceutical and biotechnology companies will continue to be a primary source of revenues for the foreseeable future. As a result, we are subject to risks and uncertainties that affect the pharmaceutical and biotechnology industries, such as pricing pressures as third-party payors continue challenging the pricing of medical products and services, government regulation and uncertainty of technological change, and reduction and delays in research and development expenditures by companies in these industries.

     In addition, our future revenues may be adversely affected by the ongoing consolidation in the pharmaceutical and biotechnology industries, which will reduce the number of our potential customers. Furthermore, we cannot assure you that the pharmaceutical and biotechnology companies that are our customers will not develop their own competing products or in-house capabilities.

OUR PRODUCTS COULD INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY CAUSE US TO ENGAGE IN COSTLY LITIGATION AND, IF WE ARE NOT SUCCESSFUL, COULD ALSO CAUSE US TO PAY SUBSTANTIAL DAMAGES AND PROHIBIT US FROM SELLING OUR PRODUCTS.

     Third parties may assert infringement or other intellectual property claims against us. We may have to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Further, any legal action against us could, in addition to subjecting us to potential liability for damages, prohibit us from selling our products before we obtain a license to do so from the party owning the intellectual property, which, if available at all, may require us to pay substantial royalties. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns. There may be third-party patents that may relate to our technology or potential products. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our stock price to decline. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources.

WE MAY NEED TO INITIATE LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS, WHICH WOULD BE EXPENSIVE AND, IF WE LOSE, MAY CAUSE US TO LOSE SOME OF OUR INTELLECTUAL PROPERTY RIGHTS, WHICH WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

     We rely on patents to protect a large part of our intellectual property and our competitive position. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

     - assert claims of infringement;

     - enforce our patents;

     - protect our trade secrets or know-how; or

     - determine the enforceability, scope and validity of the proprietary rights of others.

     Lawsuits could be expensive, take significant time and divert management's attention from other business concerns. They would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. We may also provoke third parties to assert claims against us. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these suits or that the damages or other remedies awarded, if any, will be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, it could cause our stock price to decline.

THE RIGHTS WE RELY UPON TO PROTECT OUR INTELLECTUAL PROPERTY UNDERLYING OUR PRODUCTS MAY NOT BE ADEQUATE, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY AND WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

     Our success will depend in part on our ability to obtain commercially valuable patent claims and to protect our intellectual property. Our patent position is generally uncertain and involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in our technology field are still evolving. Therefore, the degree of future protection for our proprietary rights is uncertain.

     The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

     - the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

     - the claims of any patents which are issued may not provide meaningful protection;

     - we may not be able to develop additional proprietary technologies that are patentable;

     - the patents licensed or issued to us or our customers may not provide a competitive advantage;

     - other companies may challenge patents licensed or issued to us or our customers;

     - patents issued to other companies may harm our ability to do business;

     - other companies may independently develop similar or alternative technologies or duplicate our technologies; and

     - other companies may design around technologies we have licensed or developed.

     In addition to patents, we rely on a combination of trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide not to file for patent, copyright or trademark protection or prosecute potential infringements of our patents. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors or customers may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our intellectual property rights or design around our proprietary technologies.

WE OBTAIN SOME OF THE COMPONENTS AND SUBASSEMBLIES INCLUDED IN OUR SYSTEMS FROM A SINGLE SOURCE OR A LIMITED GROUP OF SUPPLIERS, AND THE PARTIAL OR COMPLETE LOSS OF ONE OF THESE SUPPLIERS COULD CAUSE PRODUCTION DELAYS AND A SUBSTANTIAL LOSS OF REVENUE.

     We rely on outside vendors to manufacture many components and subassemblies. Certain components, subassemblies and services necessary for the manufacture of our systems are obtained from a sole supplier or limited group of suppliers, some of which are our competitors. Additional components, such as optical, electronic and pneumatic devices, are currently purchased in configurations specific to our requirements and, together with certain other components, such as computers, are integrated into our products. We maintain only a limited number of long-term supply agreements with our suppliers.

     Our reliance on a sole or a limited group of suppliers involves several risks, including the following:

     - we may be unable to obtain an adequate supply of required components;

     - we have reduced control over pricing and the timely delivery of components and subassemblies; and

     - our suppliers may be unable to develop technologically advanced products to support our growth and development of new systems.

For example, we currently rely on a single supplier of disposable plastic tips used with our FLIPR(384) system, and we have in the past experienced delays and customer dissatisfaction due to our supplier's inability to deliver an adequate supply of tips. We cannot predict whether we will encounter additional similar delays in the future. Our current supplier and known potential alternative suppliers of disposable plastic tips used with our FLIPR(384) system are our competitors.

     Because the manufacturing of certain of these components and subassemblies involves extremely complex processes and requires long lead times, we may experience delays or shortages caused by suppliers. We believe that alternative sources could be obtained and qualified, if necessary, for most sole and limited source parts. However, if we were forced to seek alternative sources of supply or to manufacture such components or subassemblies internally, we may be forced to redesign our systems, which could prevent us from shipping our systems to customers on a timely basis. Some of our suppliers have relatively limited financial and other resources. Any inability to obtain adequate deliveries, or any other circumstance that would restrict our ability to ship our products, could damage relationships with current and prospective customers and could harm our business.

WE MAY ENCOUNTER MANUFACTURING AND ASSEMBLY PROBLEMS OR DELAYS, WHICH COULD RESULT IN LOST REVENUE.

     We assemble our systems in our manufacturing facilities located in Sunnyvale, California and Norway. Our manufacturing and assembly processes are highly complex and require sophisticated, costly equipment and specially designed facilities. As a result, any prolonged disruption in the operations of our manufacturing facilities could seriously harm our ability to satisfy our customer order deadlines. If we cannot deliver our systems in a timely manner, our revenues will likely suffer.

     Our product sales depend in part upon manufacturing yields. We currently have limited manufacturing capacity and experience variability in manufacturing yields. We are currently manufacturing high throughput instruments in-house, in limited volumes and with largely manual assembly. If demand for our high throughput instruments increases, we will either need to expand our in-house manufacturing capabilities or outsource to other manufacturers. If we fail to deliver our products in a timely manner, our relationships with our customers could be seriously harmed, and revenue would decline.

     As we develop new products, we must transition the manufacture of a new product from the development stage to commercial manufacturing. We have only recently transitioned GEMINI XS and SPECTRAmax PLUS(384) from the development stage to commercial manufacturing, and we have only recently begun the transition process for the CLIPR system. We cannot predict whether we will be able to complete these transitions on a timely basis and with commercially reasonable costs. We cannot assure you that manufacturing or quality control problems will not arise as we attempt to scale-up our production for any future new products or that we can scale-up manufacturing and quality control in a timely manner or at commercially reasonable costs. If we are unable to consistently manufacture our products on a timely basis because of these or other factors, our product sales will decline.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

     We expect to continue to experience significant growth in the number of our employees and customers and the scope of our operations. This growth may continue to place a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees. Our future success is heavily dependent upon growth and acceptance of new products. If we cannot scale our business appropriately or otherwise adapt to anticipated growth and new product introductions, a key part of our strategy may not be successful.

WE RELY UPON DISTRIBUTORS FOR PRODUCT SALES AND SUPPORT OUTSIDE NORTH AMERICA.

     In 1999 approximately 17% of our sales were made through distributors. We often rely upon distributors to provide customer support to the ultimate end users of our products. As a result, our success depends on the continued sales and customer support efforts of our network of distributors. The use of distributors involves certain risks, including risks that distributors will not effectively sell or support our products, that they will be unable to satisfy financial obligations to us and that they will cease operations. Any reduction, delay or loss of orders from our significant distributors could harm our revenues. We also do not currently have distributors in a number of significant international markets that we have targeted and will need to establish additional international distribution relationships. There can be no assurance that we will engage qualified distributors in a timely manner, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

IF WE CHOOSE TO ACQUIRE NEW AND COMPLEMENTARY BUSINESSES, PRODUCTS OR TECHNOLOGIES INSTEAD OF DEVELOPING THEM OURSELVES, WE MAY BE UNABLE TO COMPLETE THESE ACQUISITIONS OR MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE AN ACQUIRED BUSINESS OR TECHNOLOGY IN A COST-EFFECTIVE AND NON-DISRUPTIVE MANNER.

     Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. To this end, from time to time we have acquired complementary businesses, products, or technologies instead of developing them ourselves and may choose to do so in the future. We do not know if we will be able to complete any acquisitions, or whether we will be able to successfully integrate any acquired business, operate it profitably or retain its key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. In addition, in order to finance any acquisitions, we might need to raise additional funds through public or private equity or debt financings. In that event, we could be forced to obtain financing on terms that are not favorable to us and, in the case of equity financing, that may result in dilution to our shareholders. If we are unable to integrate any acquired entities, products or technologies effectively, our business will suffer. In addition, any amortization of goodwill or other assets or charges resulting from the costs of acquisitions could harm our business and operating results.

WE DEPEND ON OUR KEY PERSONNEL, THE LOSS OF WHOM WOULD IMPAIR OUR ABILITY TO COMPETE.

     We are highly dependent on the principal members of our management, engineering and scientific staff. The loss of the service of any of these persons could seriously harm our product development and commercialization efforts. In addition, research, product development and commercialization will require additional skilled personnel in areas such as chemistry and biology, software engineering and electronic engineering. Our corporate headquarters is located in Sunnyvale, California, where demand for personnel with these skills is extremely high and is likely to remain high. As a result, competition for and retention of personnel, particularly for employees with technical expertise, is intense and the turnover rate for these people is high. If we are unable to hire, train and retain a sufficient number of qualified employees, our ability to conduct and expand our business could be seriously reduced. The inability to retain and hire qualified personnel could also hinder the planned expansion of our business.

WE ARE DEPENDENT ON INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO FOREIGN CURRENCY EXCHANGE RATE, POLITICAL AND ECONOMIC RISKS.

     We maintain facilities in Norway, the United Kingdom and Germany, and sales to customers outside the U.S. accounted for approximately 39% of our revenues in 1999. We anticipate that international sales will continue to account for a significant portion of our revenues.

     All of our sales to international distributors are denominated in U.S. dollars. All of our direct sales in the United Kingdom, Germany and Canada are denominated in local currencies and totaled $13.8 million (22% of total revenues) in 1999. To the extent that our sales and operating expenses are denominated in foreign currencies, our operating results may be adversely affected by changes in exchange rates. Historically, foreign exchange gains and losses have been immaterial to our results of operations. However, we cannot predict whether these gains and losses will continue to be immaterial, particularly as we increase our direct sales outside North America. Owing to the number of currencies involved, the substantial volatility of currency exchange rates, and our constantly changing currency exposures, we cannot predict the effect of exchange rate fluctuations on our future operating results. We do not engage in foreign currency hedging transactions.

     Our reliance on international sales and operations exposes us to foreign political and economic risks, including:

     - political, social and economic instability;

     - trade restrictions and changes in tariffs;

     - import and export license requirements and restrictions;

     - difficulties in staffing and managing international operations;

     - disruptions in international transport or delivery;

     - difficulties in collecting receivables; and

     - potentially adverse tax consequences.

If any of these risks materialize, our international sales could decrease and our foreign operations could suffer.

OUR OPERATING RESULTS FLUCTUATE AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE.

     We typically experience a decrease in the level of sales in the first calendar quarter as compared to the fourth quarter of the preceding year because of budgetary and capital equipment purchasing patterns in the life sciences industry. We also typically experience a decrease in revenues in the third quarter compared to the second quarter, related to seasonality primarily associated with lower European and academic sales during the summer months. See also "The recent issuance by the SEC of an accounting bulletin related to revenue recognition, SAB 101, may have a material adverse impact on our financial performance" above.

     Our quarterly operating results have fluctuated in the past, and we expect they will fluctuate in the future as a result of many factors, some of which are outside of our control. In particular, if sales levels in a particular quarter do not meet expectations, we may not be able to adjust operating expenses sufficiently quickly to compensate for the shortfall, and our results of operations for that quarter may be seriously harmed. We manufacture our products based on forecasted orders rather than to outstanding orders. Our manufacturing procedures may in certain instances create a risk of excess or inadequate inventory levels if orders do not match forecasts. In addition, our expense levels are based, in part, on expected future sales, and we generally cannot quickly adjust operating expenses. For example, research and development and general and administrative expenses are not affected directly by variations in revenue.

     It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance.

OUR STOCK PRICE IS VOLATILE, WHICH COULD CAUSE INVESTORS TO LOSE A SUBSTANTIAL PART OF THEIR INVESTMENT IN OUR STOCK.

     The stock market in general, and the stock prices of technology companies in particular, have recently experienced volatility which has often been unrelated to the operating performance of any particular company or companies. Over the last twelve months, our stock price has ranged from $23.25 to $122.35. Our stock price could decline regardless of our actual operating performance, and investors could lose a substantial part of their investment as a result of industry or market-based fluctuations. In the past, our stock has traded relatively thinly. If a more active public market for our stock is not sustained after this offering, it may be difficult for investors to resell shares of our common stock. Because we do not anticipate paying cash dividends on our common stock for the foreseeable future, stockholders will not be able to receive a return on their shares unless they sell them.

THE MARKET PRICE OF OUR COMMON STOCK WILL LIKELY FLUCTUATE IN RESPONSE TO A NUMBER OF FACTORS, INCLUDING THE FOLLOWING:

     - our failure to meet the performance estimates of securities analysts;

     - changes in financial estimates of our revenues and operating results or buy/sell recommendations by securities analysts;

     - the timing of announcements by us or our competitors of significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof; and

     - general stock market conditions, other economic or external factors.

NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     The public offering price of the shares in this offering is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $28.79 in net tangible book value per share of common stock, based on a public offering price of $38.50 per share and the net tangible book value per share as of March 31, 2000. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants.

PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER, WHICH COULD LIMIT THE PRICE INVESTORS MIGHT BE WILLING TO PAY IN THE FUTURE FOR OUR COMMON STOCK.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition, merger in which we are not the surviving company or changes in our management. For example, our certificate of incorporation gives our board of directors the authority to issue shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, as the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock. The issuance of preferred stock could also have a dilutive effect on our stockholders. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination involving us. These provisions could limit the price that investors might be willing to pay in the future for our common stock.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO ALLOCATE THE NET PROCEEDS OF THIS OFFERING AND THE PROCEEDS MAY NOT BE USED APPROPRIATELY.

     Our management will retain broad discretion allocating the proceeds of this offering. We estimate the net proceeds to us from this offering to be approximately $53.6 million, or $61.1 million if the underwriters' over-allotment option is exercised in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We have no specific allocations for the net proceeds of this offering. The amount of proceeds we will actually expend for any purpose will vary depending on a number of factors, including the successful commercialization of our products, progress in and scope of our research and development activities, costs and magnitude of product, technology or business acquisitions and our need for manufacturing capacity. Consequently, management will retain a significant amount of discretion over the allocation of the net proceeds of this offering. Because of the number and variability of factors that will determine the use of the net proceeds of this offering, how we spend these proceeds may vary substantially from our current intentions. If our management does not apply the net proceeds effectively, our revenues could decrease and our stock price could fall.

OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN OUR FORWARD-LOOKING STATEMENTS.

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. When used in this prospectus, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "plan,"

"potential," "predict," "should," "will" and the negative of these terms or other comparable terminology. These statements are only predictions. Our actual results could differ materially from those anticipated in our forward-looking statements as a result of many factors, including those set forth here under "Risk Factors" and elsewhere in this prospectus.

     Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We assume no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of 1,500,000 shares of common stock offered by us will be approximately $53.6 million based upon a public offering price of $38.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. We estimate that if the underwriters exercise their over-allotment option in full, the net proceeds to us will be approximately $61.1 million. If this option is exercised, we will not receive any proceeds from the shares sold by the selling stockholders.

     We expect to use the net proceeds from this offering for sales and marketing and research and development activities, working capital and other general corporate purposes. We may use a portion of the net proceeds to acquire, or make investments in, complementary products, technologies or businesses when the opportunity arises; however, we currently have no material commitments or agreements with respect to any such transactions. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive in this offering. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending such uses, the net proceeds of this offering will be primarily invested in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain earnings to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the Nasdaq National Market under the symbol MDCC. The following table sets forth, for the periods indicated, the high and low closing sale prices of our common stock as reported by the Nasdaq National Market.

                                                               HIGH       LOW
                                                              -------    ------
YEAR ENDED DECEMBER 31, 1998
First Quarter...............................................  $ 22.38    $15.25
Second Quarter..............................................    19.38     14.38
Third Quarter...............................................    18.50     12.12
Fourth Quarter..............................................    21.75     16.00
YEAR ENDED DECEMBER 31, 1999
First Quarter...............................................  $ 31.00    $20.50
Second Quarter..............................................    37.50     21.75
Third Quarter...............................................    41.50     26.06
Fourth Quarter..............................................    52.00     27.94
YEAR ENDING DECEMBER 31, 2000
First Quarter...............................................  $113.12    $42.38
Second Quarter (through May 24, 2000).......................    69.25     39.69

     On May 24, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $39.69 per share. As of March 31, 2000, there were 9,745,251 shares of our common stock outstanding.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on an actual basis; and

     - on an as adjusted basis after giving effect to the sale of the 1,500,000 shares of common stock we are offering at a public offering price of $38.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

     You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference herein and the information under "Selected Consolidated Financial Data."

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                              (IN THOUSANDS, EXCEPT
                                                                  SHARE NUMBERS)
                                                              ----------------------
Debt........................................................  $    --     $     --

Stockholders' Equity:
Preferred stock, no par value; 3,000,000 shares authorized;
  no shares issued and outstanding, actual; no shares issued
  and outstanding, as adjusted..............................       --           --
Common stock, $0.001 par value; 30,000,000 shares
  authorized; 9,661,960 shares issued and outstanding,
  actual; 11,161,960 shares issued and outstanding, as
  adjusted..................................................       10           11
Additional paid-in capital..................................   44,661       98,234
Deferred compensation.......................................     (154)        (154)
Retained earnings...........................................   12,740       12,740
Accumulated other comprehensive loss........................     (473)        (473)
                                                              -------     --------
  Total stockholders' equity................................   56,784      110,358
                                                              -------     --------
          Total capitalization..............................  $56,784     $110,358
                                                              =======     ========

     The number of shares outstanding excludes:

     - 1,467,392 shares of common stock reserved for issuance pursuant to outstanding stock options as of December 31, 1999 at a weighted average exercise price of $10.19 per share; and

     - 964,409 shares of common stock reserved for future issuance under our employee benefit plans as of December 31, 1999.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto incorporated by reference herein. The selected consolidated financial data set forth below with respect to our consolidated statement of income data for the years ended December 31, 1997, 1998 and 1999 and with respect to the consolidated balance sheet data at December 31, 1998 and 1999 have been derived from audited consolidated financial statements incorporated by reference herein. The consolidated statement of income data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data at December 31, 1995, 1996 and 1997 are derived from audited consolidated financial statements not included or incorporated by reference herein.

                                                         YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                            1995       1996       1997       1998       1999
                                           -------    -------    -------    -------    -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues.................................  $25,615    $30,926    $38,286    $47,798    $61,985
Cost of revenues.........................   10,416     11,741     14,426     17,716     22,745
                                           -------    -------    -------    -------    -------
Gross margin.............................   15,199     19,185     23,860     30,082     39,240
Operating expenses:
  Research and development...............    3,639      4,581      4,721      5,686      7,363
  Write-off of acquired in-process
     research and development(1).........       --      4,637         --        876      2,037
  Selling, general and administrative....    8,549      9,920     11,883     14,078     17,431
                                           -------    -------    -------    -------    -------
     Total operating expenses............   12,188     19,138     16,604     20,640     26,831
                                           -------    -------    -------    -------    -------
Income from operations...................    3,011         47      7,256      9,442     12,409
Other income (expense), net..............      (33)     1,079      1,220      1,584      1,421
                                           -------    -------    -------    -------    -------
Income before income taxes...............    2,978      1,126      8,476     11,026     13,830
Income tax provision (benefit)...........   (1,081)    (1,126)     3,174      4,245      5,325
                                           -------    -------    -------    -------    -------
Net income...............................  $ 4,059    $ 2,252    $ 5,302    $ 6,781    $ 8,505
                                           =======    =======    =======    =======    =======

Basic net income per share...............  $  0.58    $  0.26    $  0.58    $  0.72    $  0.89
Diluted net income per share.............  $  0.53    $  0.24    $  0.55    $  0.70    $  0.84

OTHER DATA:
Pro forma diluted net income per
  share(2)...............................  $  0.24    $  0.37    $  0.55    $  0.75    $  0.97

                                                              DECEMBER 31,
                                           ---------------------------------------------------
                                            1995       1996       1997       1998       1999
                                           -------    -------    -------    -------    -------
                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents................  $20,379    $23,727    $26,773    $32,689    $28,192
Working capital..........................   22,786     27,395     35,752     43,438     48,745
Total assets.............................   28,800     36,833     42,791     54,405     64,751
Total stockholders' equity...............   24,525     29,277     37,417     45,823     56,784

---------------
(1) Our 1996 income from operations included a $4.6 million write-off for the acquisition of in-process technology and acquisition costs related to our acquisition of NovelTech Systems. Our 1998 income from operations included an $876,000 write-off for the acquisition of in-process technology and acquisition costs relating to our acquisition of certain technology rights from Affymax Research Institute, a subsidiary of Glaxo Wellcome. Our 1999 income from operations included a $2.0 million write-off for the acquisition of in-process technology and acquisition costs relating to our acquisition of Skatron Instruments AS.

(2) We have excluded the impact of the write-offs of in-process technology and acquisition costs in 1996, 1998 and 1999 described in footnote (1) above, net of tax. We have also excluded the impact of the tax benefits we realized in 1995 and 1996 from the utilization of net operating loss carryforwards and included a provision for taxes at a 38.5% effective rate.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading developer of high-performance, bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. Our systems enable pharmaceutical and biotechnology companies to leverage advances in genomics and combinatorial chemistry by facilitating the high throughput cost effective identification and evaluation of drug candidates. Our instrument systems are based on our advanced core technologies which integrate our expertise in engineering, molecular and cell biology and chemistry. Our systems are fundamental tools for drug discovery and life sciences research, and our MAXline series of microplate readers and our FLIPR Cell Analysis systems are market share leaders in their respective markets. Our revenues were $62.0 million in 1999 and have increased at a compound annual rate of 25% since 1995.

     We typically invest 10% to 12% of our revenues in research and development, which has resulted in a track record of technological innovation. Over 70% of our revenues in 1999 were derived from products that we introduced in the last three years. We have sold over 13,000 instruments since the introduction of our first microplate reader in 1987. In addition, over 70 customers have purchased our FLIPR systems since its introduction in 1996, including the 20 largest pharmaceutical companies, several of which own five or more FLIPR systems. We expect that increased sales of recently introduced products, including GEMINI XS, FLIPR(384) and CLIPR, and revenues from new instrument introductions will continue to drive our growth. We also believe that the introduction of reagent kits optimized for our products represents a significant growth opportunity.

     Our customers include small and large pharmaceutical, biotechnology and industrial companies as well as medical centers, universities, government research laboratories and other institutions throughout the world. No single customer accounted for more than 5% of our consolidated revenues in 1999. We recognize revenue on the sale of our products at the time of shipment either directly to a customer or to a distributor. There are no significant customer acceptance requirements or post shipment obligations on our part. Service contract revenue is deferred at the time of sale and recognized ratably over the period of performance. Total service revenue was less than 5% of total revenues for all periods presented. In 1999, sales to foreign countries accounted for 39% of total revenues and total sales denominated in foreign currencies accounted for 22% of total revenues. We typically experience a decrease in the level of sales in the first calendar quarter as compared to the fourth quarter of the preceding year because of budgetary and capital equipment purchasing patterns in the life sciences industry. We expect this trend to continue in future years. However, see "Risk Factors -- The recent issuance by the SEC of an accounting bulletin related to revenue recognition, SAB 101, may have a material adverse impact on our financial performance."

RECENT OPERATING RESULTS

     On April 13, 2000, we announced our operating results for the quarter ended March 31, 2000. Our total revenues for the quarter were $17.1 million, an increase of 26% over revenues of $13.5 million for the same period in 1999. Our operating income for the quarter ended March 31, 2000 was $3.8 million, an increase of 38% over operating income of $2.8 million for the same period in 1999. Our operating margins for the quarter ended March 31, 2000 were 22.5% compared with operating margins of 20.6% for the same period in 1999. Our net income for the quarter ended March 31, 2000 was $2.6 million, an increase of 32% over net income of $2.0 million for the same period in 1999. Our earnings per share for the quarter ended March 31, 2000, on a fully diluted basis, were $0.25 per share compared with fully diluted earnings per share of $0.20 for the same period in 1999.

RESULTS OF OPERATIONS

     The following table summarizes our consolidated statement of income as a percentage of revenues:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1997     1998     1999
                                                              -----    -----    -----
Revenues....................................................  100.0%   100.0%   100.0%
Cost of revenues............................................   37.7     37.1     36.7
                                                              -----    -----    -----
Gross margin................................................   62.3     62.9     63.3
Research and development....................................   12.3     11.9     11.9
Write-off of acquired in-process research and development...    0.0      1.8      3.3
Selling, general and administrative.........................   31.0     29.5     28.1
                                                              -----    -----    -----
Income from operations......................................   19.0     19.8     20.0
Other income, net...........................................    3.2      3.3      2.3
                                                              -----    -----    -----
Income before income taxes..................................   22.1     23.1     22.3
Income tax provision........................................    8.3      8.9      8.6
                                                              -----    -----    -----
Net income..................................................   13.8%    14.2%    13.7%
                                                              =====    =====    =====
Pro forma income from operations(1).........................   19.0%    21.6%    23.3%
Pro forma net income(1).....................................   13.8%    15.3%    15.7%

-------------------------
(1) Excludes the impact of the write-offs of acquired in-process research and development recorded in 1998 and 1999. Pro forma net income is also net of tax.

YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     Revenues for 1999 increased by 30% to approximately $62.0 million from approximately $47.8 million in 1998. This top-line growth was driven by strong contributions from our MAXline and Cell Analysis product families, partially offset by decreased performance of our Threshold product family. MAXline revenues increased primarily due to the worldwide strength of the SPECTRAmax GEMINI as well as our newly acquired Skatron liquid handling product line. Cell Analysis growth was driven primarily by increased worldwide demand for new FLIPR products introduced in late 1998, particularly FLIPR(384). Threshold revenues declined primarily as a result of decreased demand from military customers worldwide.

     Revenues for 1998 increased by 25% to approximately $47.8 million from approximately $38.2 million in 1997. All three product families showed increased levels of revenue in 1998. MAXline revenues increased due to both greater sales of the new SPECTRAmax products, including the SPECTRAmax PLUS, SPECTRAmax 190 and SPECTRAmax GEMINI, and increased penetration of MAXline products into our European distribution channels. Cell Analysis revenues increased due to both the introduction of FLIPR(384) and increased demand for other FLIPR products worldwide. Threshold revenues increased due to greater volume shipments to military customers worldwide.

     Gross margin increased to 63.3% in 1999 from 62.9% in 1998 and 62.3% in 1997. Both year to year increases relate to increased sales of higher margin products in both the MAXline and Cell Analysis product families, primarily the SPECTRAmax GEMINI and FLIPR(384).

     Research and development expenses for 1999 increased by 29% to approximately $7.4 million from approximately $5.7 million in 1998 and by 20% in 1998 compared to approximately $4.7 million in 1997. The increased spending for both periods is primarily the result of additional personnel as well as increased expenditures on development activities required to support both the introduction and on-going development of new MAXline and Cell Analysis products.

     We recorded a charge of $2,037,000 during the second quarter of 1999 due to the write-off of acquired in-process research and development related to our acquisition of Skatron. We recorded an $876,000 charge during the third quarter of 1998 due to the write-off of acquired in-process research and development related to our acquisition of technology rights from Affymax Research Institute, a subsidiary of Glaxo Wellcome.

     Selling, general and administrative expenses for 1999 increased by 24% to approximately $17.4 million from approximately $14.1 million in 1998 and by 18% in 1998 compared to approximately $11.9 million in 1997. The increased spending for both periods is primarily the result of additional spending on marketing, sales and service related activities (including additional personnel) as we continued our efforts to expand worldwide market coverage and introduce new products. Selling, general and administrative expenses as a percentage of revenues were 28.1% in 1999, 29.5% in 1998 and 31.0% in 1997, reflecting improved operating leverage as our revenue base has grown.

     Other income (net), consisting primarily of interest income, decreased by 10% in 1999 to approximately $1.4 million from approximately $1.6 million in 1998 due to a decreased average cash balance primarily as a result of the Skatron acquisition. Other income (net) increased by 30% in 1998 to approximately $1.6 million from approximately $1.2 million in 1997 due to greater interest income earned resulting from higher average cash balances.

     We recorded income tax provisions of approximately $5.3 million in 1999, $4.2 million in 1998 and $3.2 million in 1997. These provisions reflected a 38.5% effective tax rate in 1999 and 1998 as compared to a 37.4% effective tax rate in 1997. The higher effective tax rate for 1999 and 1998 reflects decreased tax benefits from our foreign sales corporation.

LIQUIDITY AND CAPITAL RESOURCES

     We had cash and cash equivalents of approximately $28.2 million at December 31, 1999 compared to $32.7 million at December 31, 1998. We have typically financed operations primarily from cash flows provided by operating activities, which contributed approximately $3.9 million in 1999, $6.9 million in 1998 and $4.4 million in 1997. Cash provided by operations in these years was primarily reflective of our earnings as offset by short-term working capital needs for accounts receivable and inventory. Our requirements for inventory in 1999, in particular, were greater than in previous years as a result of the Skatron acquisition as well as the ramp up of production of new Cell Analysis systems. Net cash used in investing activities was approximately $9.1 million in 1999, $1.5 million in 1998 and $543,000 in 1997, and was used primarily for capital expenditures, except for 1999 when approximately $7.1 million of cash was used for the acquisition of Skatron. Net cash provided by financing activities was $849,000 in 1999 and $521,000 in 1998 while net cash used in financing activities was approximately $567,000 for 1997. The 1999 and 1998 proceeds relate primarily to stock option exercises. The use of funds in 1997 reflects repayment of a $1.5 million promissory note related to the 1996 acquisition of NovelTech, partially offset by proceeds from stock option exercises.

     We believe that our existing cash and investment securities and anticipated cash flow from our operations together with our net proceeds of this public offering will be sufficient to support our current operating plan for the foreseeable future. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong. Our future capital requirements will depend on many factors, including:

     - the progress of our research and development;

     - the number and scope of our research programs;

     - market acceptance and demand for our products;

     - the costs that may be involved in enforcing our patent claims and other intellectual property rights;

     - potential acquisition and technology licensing opportunities;

     - manufacturing capacity requirements; and

     - the costs of expanding our sales, marketing and distribution capabilities both in the United States and abroad.

     We have generated sufficient cash flow from operations to fund our capital requirements since our initial public offering in 1995. However, we cannot assure you that we will not require additional financing in the future to support our existing operations or potential acquisition and technology licensing opportunities that may arise. Therefore, we may in the future seek to raise additional funds through bank facilities, debt or equity offerings or other sources of capital.

     Our cash and investments policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible given these two constraints. We satisfy liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers.

IMPACT OF YEAR 2000

     In prior years, we discussed the nature and progress of our plans to become Year 2000 ready. In late 1999, we completed our remediation and testing of systems. As a result of those planning and implementation efforts, we experienced no significant disruptions in mission critical information technology and non-information technology systems and believe those systems successfully responded to the Year 2000 date change. We expensed Year 2000 remediation costs as incurred. There were no significant incremental costs incurred. We are not aware of any material problems resulting from Year 2000 issues, either with our products, our internal systems, or the products and services of third parties. We will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the Year 2000 so that any latent Year 2000 matters that may arise are addressed promptly.

RECENT PRONOUNCEMENT

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, referred to as SAB 101. SAB 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We are currently in the process of evaluating SAB 101 and what effect it may have on our financial statements. Accordingly, we have not determined whether SAB 101 will have a material impact on our financial position or results of operations.

                                    BUSINESS

OVERVIEW

     We are a leading developer of high-performance, bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. Our systems enable pharmaceutical and biotechnology companies to leverage advances in genomics and combinatorial chemistry by facilitating the high throughput and cost effective identification and evaluation of drug candidates. Our instrument systems are based on our advanced core technologies which integrate our expertise in engineering, molecular and cell biology and chemistry. Our systems are fundamental tools for drug discovery and life sciences research, and our MAXline series of microplate readers and our FLIPR Cell Analysis systems are market share leaders in their respective markets. Our revenues were $62.0 million in 1999 and have increased at a compound annual rate of 25% since 1995.

INDUSTRY BACKGROUND

     Life sciences research, particularly drug discovery, is currently undergoing a revolution as a result of two converging trends. The worldwide effort to sequence the human genome is beginning to identify a large number of previously unknown natural molecules that play a role in disease and thus are likely targets for new therapeutic products. Until recently, only a few hundred disease targets were available to drug discovery researchers; today, large-scale DNA sequencing efforts such as the Human Genome Project appear likely to identify tens of thousands of such targets. At the same time, advances in combinatorial chemistry have provided chemists with techniques that allow them to synthesize a greater number of and diversity of compounds than ever before. Pharmaceutical companies previously maintained "libraries" of hundreds of thousands of compounds to test against disease targets to determine their potential as drugs; in the near future, drug researchers most likely will have access to millions of such compounds.

     The identification of disease targets and synthesis of chemical compounds are key first steps in the drug discovery process. After this, researchers undertake additional steps to determine which compounds are the most promising drug candidates prior to entering clinical development. Among the most important downstream steps in the drug discovery process are assay development, drug candidate screening and lead optimization.

     Assay Development. Once a disease target has been identified, researchers must develop a test, or assay, to determine whether a particular compound has a desired effect on the target. Most assays involve creating a biochemical reaction that takes place in a microplate, which is a plate containing an array of small wells that are similar to miniature test tubes. The plate is inserted into a microplate reader, which measures the light absorbed or emitted by the sample in each well. Depending upon its underlying technology, the reader detects light in the form of absorption, fluorescence or luminescence. The type of assay developed depends upon the characteristics of the disease target and the type of information the researcher is seeking. Two major categories of assays are biochemical assays and cell-based assays. A cell-based assay measures how a target on or inside a living cell responds to a compound; in a biochemical assay, the target is isolated from the cell environment. Because they more closely mimic the target's natural function, cell-based assays are generally more valuable than biochemical assays in predicting how well a compound is likely to function as a drug.

     Drug Candidate Screening. Once an assay has been developed, it is performed repeatedly to test the effects of a variety of compounds on the disease target, a process known as screening. Primary screening identifies "hits," or compounds that exhibit significant activity against a target; secondary screening gathers more information on the hits to confirm and characterize their activity. Because drug companies now have a rapidly increasing number of compounds to test, they are interested in high throughput screening, or HTS, to reduce the amount of time that is required for primary and secondary screening. Traditional bioanalytical instruments and methods were not designed for high throughput screening, which has contributed to the current bottleneck at this stage of the drug discovery process.

     Lead Optimization. Compounds that emerge from the secondary screening process, now called "leads," are next subjected to successive rounds of additional testing and chemical manipulations to make them even more suitable as drug candidates. This process, known as lead optimization, involves a variety of tests, such as cell-based assays, that yield a higher level of biological information than screening assays. As drug companies generate increasing numbers of leads, bottlenecks have emerged in this stage, resulting in demand for more efficient lead optimization tools.

     After optimization, a lead compound must pass a lengthy and expensive set of pre-clinical and clinical trials before becoming a drug. Because of the resources required to conduct such trials, the cost of failure is high; thus, companies are interested in tools which allow more accurate assessment of a compound's probability of success as early as possible in the drug discovery process.

     To reduce the length and cost of the drug discovery process, researchers increasingly need tools that speed up the above steps and increase the value of the information generated by them. Traditional bioanalytical instruments and methods do not adequately address these needs because of several limitations, including:

     - Low sensitivity. One way to increase the speed of drug development is to conduct assays in high-density microplates, such that many samples can be analyzed in one equipment run. Microplates are now made in standard formats with either 96, 384 or 1,536 wells; the more wells there are, the smaller the sample volume in each well. Reading very small-volume samples requires a higher level of sensitivity than is available in most traditional detection equipment.

     - Lack of automation. Throughput is often enhanced by incorporating a high degree of automation into the drug discovery process. Some assays which provide high levels of information, such as live cell-based assays, require even more automation to run efficiently. For example, gaining certain kinetic data from a live cell assay, which is valuable in lead optimization, requires integrated liquid handling equipment so that compounds can be added to the cells and the detector can read the result of the assay almost instantaneously. Traditionally, many bioanalytical instruments have not been designed to integrate easily with automation equipment.

     - Low information content. Many assays which provide a high level of information about the activity of a compound against a target are difficult to adapt to a high throughput mode of operation. The reasons for this vary by the type of assay; for example, performing certain cell-based assays in microplate wells requires a reader with a special optical configuration and integrated liquid handling capability. Similar technical hurdles have prevented researchers from performing other assays with high information content quickly and efficiently.

     The proliferation in disease targets and chemical compounds coupled with the limitations of traditional technologies have created bottlenecks at each of the downstream steps of the drug discovery process which our products are specifically designed to address.

THE MOLECULAR DEVICES SOLUTION

     We offer a full range of high-performance bioanalytical systems that address the sensitivity, automation, and depth-of-information challenges currently faced by researchers. Our major products possess levels of detection sensitivity that enable the analysis of high-density microplates and thereby increase throughput. These products also include, or are easily integrated with, automation equipment to further enhance throughput and allow complex assays to be performed with high efficiency. Additionally, we lead the industry in providing technologies for performing information-rich live cell assays in high throughput mode.

     We currently offer three product families that address different segments of the drug discovery market. Our MAXline family of microplate readers primarily addresses the assay development market and offers the assay development scientist seven differentiated microplate readers that include a wide range of innovative and flexible feature sets. We are widely perceived as a leader in microplate reader technology, and we believe that we have been the first to offer a number of innovative features into the premium end of the microplate reader market. Our Cell Analysis products, which include our Fluorometric Imaging Plate Reader, or FLIPR, system, our new Chemiluminescence Imaging Plate Reader, or CLIPR, system and our Cytosensor system, address cell-based research in the high throughput screening and lead optimization market segments. We believe that our FLIPR, CLIPR and Cytosensor systems provide researchers with valuable information about the effect of potential drug compounds on cells. Finally, our Threshold system is aimed at the biopharmaceutical manufacturing and quality control process, and we believe that the Threshold system is the only commercially available fully integrated system that rapidly and reproducibly detects potential contaminants with picogram level sensitivity.

STRATEGY

     Our objective is to be the world's leading provider of innovative bioanalytical systems and related consumable products for life sciences research. We are focusing on the drug discovery market and, specifically, on providing comprehensive solutions that accelerate and improve the critical downstream drug discovery processes of assay development, drug candidate screening and lead optimization. Key elements of our strategy include:

     - MAINTAIN AND ADVANCE OUR TECHNOLOGICAL LEADERSHIP. Since our first product introduction in 1987, we have consistently developed innovative, technologically advanced tools to facilitate and enhance life sciences research. In the past, we have often been the first company among our competitors to introduce a new technology to the market. We continue to invest in new products as well as in enhancements to our existing products, thereby sustaining or increasing our technological edge over competitors. Maintaining and advancing our track record of innovation will be a key element of our future success, particularly as the needs of drug discovery customers change due to advances in genomics, proteomics, combinatorial chemistry and other disciplines. To accomplish this, we typically invest and we intend to continue to invest 10% to 12% of our revenues in research and development to build upon our leading-edge technological expertise and customer application knowledge.

     - LEVERAGE OUR MARKET LEADERSHIP POSITION. Our technologically advanced products and significant field presence have allowed us to develop strong relationships with a broad range of drug discovery and life sciences research customers. We have a large direct sales force which, in combination with our technical and applications support staffs, provides high quality customer service and possesses an in-depth understanding of customer needs. Historically, our strong customer relationships have contributed to our ability to introduce innovative, well-accepted products to the market, and we believe that these relationships will continue to be an important source of new product development ideas. Our large installed product base and field presence also provide us with the opportunity to sell new products and product enhancements to our customers with less effort and investment than would otherwise be required.

     - INCREASE RECURRING REVENUE FROM OUR CONSUMABLE PRODUCTS. In order to increase the value of our existing products and enhance our market position, we have launched a significant effort to develop reagent kits that are optimized for use on our Cell Analysis instruments. We have historically developed and produced reagent kits for our Threshold systems, and we recently began to sell consumables for our installed base of Cell Analysis instruments with the introduction of two kits for performing important assays on FLIPR and CLIPR. We plan to introduce several additional kits this year, and we have recently expanded our reagent manufacturing capacity. These products allow us to offer complete assay systems (instruments and reagents) to our customers, to increase our market share and to create a recurring revenue stream to balance the inherent variability of our instrument revenue.

     - EXPAND WORLDWIDE DISTRIBUTION AND SUPPORT. We maintain strong sales and support organizations in North America and Europe and a network of selected distribution partners to address regions that we do not serve directly. We intend to enhance our market presence by expanding our existing direct sales offices, opening new offices in attractive markets and forming additional distribution relationships in new regions. We believe that building a direct field presence in key markets in Asia and Europe will allow us to realize the full potential of these markets in terms of increased sales, closer customer relationships and improved competitive positioning.

     - ACQUIRE COMPLEMENTARY BUSINESSES AND TECHNOLOGIES. We intend to seek businesses and technologies that will enhance our ability to provide complete, innovative solutions to drug discovery and life sciences research customers. As we identify these opportunities, we intend to seek acquisitions, partnerships and licensing arrangements with companies that meet our selection criteria. We will focus on acquisitions that allow us to gain access to novel technologies, broaden our product offerings to existing customers and extend our reach to new customers. For example, in 1998 we acquired the underlying technology for CLIPR, and in 1999 we acquired a complementary product line through our acquisition of Skatron. In addition to pursuing acquisitions, we intend to seek partnerships and licensing arrangements to supplement our in-house research and development efforts and add complementary products to our existing offerings.

OUR PRODUCTS

     Our product lines include our MAXline family of microplate readers and liquid handling systems, our Cell Analysis systems, which include the FLIPR, CLIPR and Cytosensor systems, and our Threshold system.

-------------------------------------------------------------------------------------------------
                                   DATE                US LIST PRICE            PRIMARY DRUG
            PRODUCT              INTRODUCED                RANGE           DISCOVERY APPLICATION
-------------------------------------------------------------------------------------------------
 MAXLINE PRODUCTS
-------------------------------------------------------------------------------------------------
 Emax                                 1988          $  5,000 - $  7,195    Assay Development
-------------------------------------------------------------------------------------------------
 Vmax                                 1987          $  6,900 - $  8,695    Assay Development
-------------------------------------------------------------------------------------------------
 VERSAmax                             1998          $  9,825 - $ 13,800    Assay Development
-------------------------------------------------------------------------------------------------
 SPECTRAmax 340 PC                    1998          $ 12,895 - $ 16,870    Assay Development
-------------------------------------------------------------------------------------------------
 SPECTRAmax 190                       1998          $ 17,525 - $ 27,500    Assay Development
-------------------------------------------------------------------------------------------------
 SPECTRAmax PLUS(384)                 2000          $ 23,000 - $ 29,000    Assay Development/HTS
-------------------------------------------------------------------------------------------------
 SPECTRAmax GEMINI XS                 2000          $ 32,775 - $ 40,750    Assay Development/HTS
-------------------------------------------------------------------------------------------------
 Skatron Liquid Handling
 Systems                              1999          $  5,990 - $ 39,500    Assay Development/HTS
-------------------------------------------------------------------------------------------------
 CELL ANALYSIS SYSTEMS
-------------------------------------------------------------------------------------------------
 FLIPR                                1996                     $265,000    Assay Development/HTS
-------------------------------------------------------------------------------------------------
 FLIPR(96)                            1999          $320,000 - $410,000    HTS/Lead Optimization
-------------------------------------------------------------------------------------------------
 FLIPR(384)                           1998          $370,000 - $460,000    HTS/Lead Optimization
-------------------------------------------------------------------------------------------------
 CLIPR                                1999          $425,000 - $475,000    HTS/Lead Optimization
-------------------------------------------------------------------------------------------------
 Cytosensor                           1992          $ 59,500 - $ 99,500    Lead Optimization
-------------------------------------------------------------------------------------------------
 Cell Analysis Reagent Kits           1999          $  2,500 - $  5,000    HTS
-------------------------------------------------------------------------------------------------
 THRESHOLD SYSTEM
-------------------------------------------------------------------------------------------------
 Threshold Instrument                 1989                     $ 49,500    Quality Control
-------------------------------------------------------------------------------------------------
 Threshold Reagent Kits               1989          $  7,735 - $  9,450    Quality Control
-------------------------------------------------------------------------------------------------

MAXLINE PRODUCTS

     Our MAXline products, which represented 57% of total revenues in 1999, consist primarily of advanced microplate readers. Microplate readers have become one of the most fundamental tools used in life sciences research by addressing the increasing need for the acquisition and processing of large quantities of biochemical and biological data. Microplate readers provide scientists the benefit of high throughput analysis in a standardized, multi-sample format. Because of the productivity gains using a multi-sample format, microplates have largely replaced test tubes and cuvettes for many life sciences applications.

     A microplate is a disposable plastic vessel that is used with a microplate reader to measure light. The basic principles of microplate readers are that light from an appropriate source is directed to a wavelength selection device, such as a monochromator, and its intensity is measured before and after passing through each of the sample wells of a microplate. Application of a mathematical formula to the light intensity measurements of each microplate well provides a measure of the sample present in the well. The measurement, known as optical density, relative fluorescence, or luminescence, is proportional to the concentration of the substance that is being measured. Historically, the standard microplate was comprised of 96 individual wells. As cost and throughput have become increasingly important, however, the industry has begun to move to higher density plates including 384 wells and 1536 wells. We believe that this trend towards miniaturization will continue to be a significant factor affecting the microplate reader market in the future.

     Our MAXline strategy has been to continue to introduce new products that include first-of-a-kind features, as well as to offer varying feature sets and price points to address different market segments. We have historically focused on the premium end of the microplate reader market through offering products with advanced capabilities. Some of the first-of-a-kind features that we have pioneered include the first reader and software capable of kinetic analysis, the first monochromator-based reader that enabled continuous wavelength selection and the first reader capable of performance comparable to a spectrophotometer. In each case, we believe that the innovation helped expand the utility of microplate readers and, more broadly, the available market for microplate readers. Our MAXline family currently includes the following eight primary products and product lines:

     - Emax. This product is aimed at the market for traditional microplate readers that do not require kinetic capability. We introduced it to provide a reader for customers in academia and other customers with restricted capital budgets.

     - Vmax. This was the first microplate reader to offer kinetic read capability and is designed to address the needs of biochemists.

     - VERSAmax. The VERSAmax is our low cost variable wavelength offering that provides kinetic capability and temperature control.

     - SPECTRAmax 340PC. This product is a visible range microplate spectrophotometer, offering tunability and the additional capability of our patented PathCheck Sensor technology, which corrects common variability problems across wells of microplates.

     - SPECTRAmax 190. The predecessor to this product was the world's first microplate reader that incorporated a monochromator for continuous wavelength selection. Wavelength selection provides for enhanced convenience and flexibility in assay design. In addition, the SPECTRAmax 190 also includes our patented PathCheck Sensor technology.

     - SPECTRAmax PLUS(384). The SPECTRAmax PLUS, introduced in 1997, was our first microplate reader aimed at the spectrophotometer market. It was the industry's first microplate reader that was able to combine the high throughput of a microplate reader with the performance of a cuvette based spectrophotometer as a result of our patented PathCheck Sensor technology. The SPECTRAmax PLUS was also the first microplate reader with the ability to read wavelengths as short as 190 nanometers and as long as 1,000 nanometers, the equivalent range to a spectrophotometer. The SPECTRAmax PLUS(384), introduced in 2000, addresses the needs of the high throughput screening market by adding 384-well plate compatibility.

     - SPECTRAmax GEMINI XS. SPECTRAmax GEMINI, introduced in late 1998, was the world's first dual-scanning microplate spectrofluorometer. By incorporating two scanning monochromators, the SPECTRAmax GEMINI allows the user to automatically optimize the instrument setting for the particular assay characteristics as well as for every fluorophore that is in use today. GEMINI also was our first microplate reader capable of multi-mode operation, in that the product is capable of fluorescence, luminescence and time-resolved fluorescence measurements. The GEMINI XS (Extra Sensitive), introduced in 2000, extends the GEMINI franchise by significantly improving sensitivity and adding well scanning capability which allows researchers to perform more complex cell based assays.

     - Skatron Liquid Handling Systems. We acquired a line of liquid handling systems, primarily washers, through our acquisition of Skatron in 1999. Washers are used to dispense and remove fluid from microwell plates and are used as an integral step during the course of many assays. The Skatron products bring a complete line of state-of-the-art microwell plate washers and other related tools, including cell harvesters, to the MAXline product family. These products include a variety of cell and plate washers that offer 96, 384 and 1536 well washing capabilities.

CELL ANALYSIS SYSTEMS

     Our Cell Analysis systems, which represented 38% of our total revenues in 1999, are used to study the response of live cells to drug candidates and are primarily targeted toward high throughput screening and lead optimization. Many therapeutic drugs are targeted to cell membrane receptors: special proteins that function as control switches for cell activity and are triggered by the specific binding of soluble natural substances to relay messages to the cell via "signal transduction" mechanisms. Therapeutic drugs which act on receptors either mimic or block the action of the natural receptor-specific substance. The therapeutic potential of such drugs is, therefore, most appropriately studied using live cell systems. These studies are inherently challenging, but a high value is placed upon them by the pharmaceutical industry and the research community. We focus on providing complementary tools for studying the response of live cells to different compounds, both for research and for drug candidate screening purposes.

FLIPR System

     Our FLIPR system satisfies a key demand from pharmaceutical companies for live cell analysis at a high throughput rate. Our FLIPR was the first instrument to enable high throughput screening of live cells with high information content on cellular activation. Over 70 customers have purchased our FLIPR systems since introduction in 1996, including the 20 largest pharmaceutical companies, several of which own five or more FLIPR systems. The primary applications for our FLIPR system are the measurement of intracellular calcium ion flux and membrane potential change, both of which provide critical information on the activation of cells by test compounds.

     In our FLIPR system, cells, along with appropriate fluorescent dyes, are maintained in microplates in a humidified, thermally-controlled compartment together with compound-addition plates. A laser light is then passed through the wells to provide excitation illumination and fluorescence from cells on the bottom of the wells. During the reading cycle, a built-in pipettor transfers compound samples from the compound-addition plate to the cell plate and the reaction is continuously monitored by an ultrasensitive charge coupled device, a CCD camera, at intervals of less than one second. This strategy allows for real-time monitoring of cells before and after compound addition, thus allowing the measurement of rapid non-linear, response kinetics. Our FLIPR system's limited depth-of-field fluorometry optical design is patented. We currently offer three primary products based on our FLIPR technology platform.

     - FLIPR. This product was introduced in 1996 and was our first entry into the high throughput screening market. FLIPR is capable of simultaneously analyzing each well of a 96 well plate and has a throughput of approximately 10,000 samples per day. FLIPR will be discontinued in mid-2000 and replaced with the FLIPR(96) described below.

     - FLIPR(384). This product, introduced in 1998, was the second generation FLIPR product. It combines all of the benefits of the original FLIPR along with new automation capabilities and the ability to analyze samples in 384 well microplates, as well as 96 well microplates. FLIPR(384) can screen as many as 50,000 samples daily, and offers optional integrated plate stacker and washer accessories which can dramatically reduce the need for human intervention during sample processing. In addition, the instrument also incorporates interfaces that enable it to integrate into automated screening lines.

     - FLIPR(96). This product is built on same chassis as the FLIPR(384) and is capable of all of the automation benefits of the FLIPR(384). The primary differentiation is that FLIPR(96) is not 384 well compatible, and therefore will be targeted at lower throughput applications in lead optimization. We also offer an upgrade package for the FLIPR(96) that will enable 384 well capability.

CLIPR System

     Our Chemiluminescence Imaging Plate Reader, or CLIPR, system was developed based on telecentric lens luminometer technology licensed from Affymax Research Institute in 1998. We introduced this system in the third quarter of 1999. It satisfies a key demand from pharmaceutical companies for live cell analysis at an ultra high throughput rate using luminescence technology. Our CLIPR can support the analysis of over 200,000 samples in an eight hour day.

     The system combines an ultra sensitive CCD camera with proprietary wide field optics to achieve ultra high throughput by simultaneously imaging all of the wells on a microplate. As a result of the simultaneous imaging, CLIPR is compatible with any microwell plate format including 96, 384, 1536 and beyond. Our CLIPR system can be integrated with a linear track robot, used in workstation mode with an optional light-tight plate stacker module, or used in a stand-alone mode.

     The primary applications for CLIPR are cell-based and non-cell-based assays such as reporter gene and SPA assays, which are important applications in the drug discovery market. These applications complement the applications for our FLIPR system, offering solutions for a wide range of cell-based assays.

Cytosensor System

     We developed the Cytosensor system to provide a fast, reliable, single assay system to investigate multiple cellular functions in numerous cell types. Our Cytosensor system incorporates our core Light Addressable Potentiometric Sensor, or LAPS, technology, a detection system capable of measuring a wide variety of chemical reactions as they occur on the surface of a silicon based sensor, into a patented system that permits researchers to conduct microphysiometry (the study of cellular metabolism) without destroying the cells. Cellular metabolism is the most fundamental and essential of all physiological processes, and allows for the monitoring of cell activation, stimulation, growth, toxicity and other biochemical events crucial to the development of new therapeutics. We believe that the primary applications of the Cytosensor system are receptor characterization, orphan receptor identification, human cell pharmacological profiling and in vitro toxicology. We offer a 4-chamber Cytosensor system targeting customers with relatively low throughput requirements and an 8-chamber system for customers who require higher throughput.

Cell Analysis Reagents

     We are expanding our reagent business by focusing on the internal development of proprietary reagent kits optimized for our Cell Analysis instruments. We have historically developed and produced reagent kits for our Threshold systems, and we recently began to sell consumables for our installed base of Cell Analysis instruments with the introduction of two kits for performing important assays on FLIPR and CLIPR. During 1999, we hired a reagent development and marketing team, built organic chemistry labs and expanded our reagent production capacity. Our current Cell Analysis reagent offerings include:

     - FLIPR Calcium Assay Kit. This product will be officially released in the second quarter of 2000, and we believe that it has the potential to revolutionize the way FLIPR calcium assays are performed. The kit's unique feature is that it enables researchers to eliminate a step in the assay protocol, thereby saving up to 15 minutes of processing time for each 384 well plate. This kit has the potential to significantly increase throughput, reduce costs and increase screening efficiency.

     - CLIPR Luciferase Assay Kit. This is optimized for 1536 well plates used with the CLIPR system and targeted at reporter gene assay applications.

THRESHOLD SYSTEM

     Our Threshold system, which is comprised of a detection instrument and proprietary reagents, represented 5% of our total revenues in 1999. Our Threshold system incorporates our LAPS technology to quantitate a variety of biomolecules such as DNA, proteins and mRNA rapidly and accurately. The demand for systems which can quantitate contaminants in the manufacturing and quality control of bioengineered products is in response to the growing number of biopharmaceutical therapeutics both entering clinical trials and receiving regulatory approval for commercial sale. The Threshold system emerged from a need by biopharmaceutical companies for more sensitive and reproducible methods to detect contaminants in biopharmaceuticals during the manufacturing and quality control process. Traditional detection methods, such as DNA hybridization, can be slow, difficult to use in a manner that provides reproducible and transferable results, and often require the use of radioactive materials for detection. We believe that the Threshold system is the only commercially available, fully-integrated system capable of rapidly and accurately quantitating DNA with picogram level sensitivity. The Threshold family of products includes a workstation, software and consumable reagent kits.

     - Threshold Instrument. The Threshold reader incorporates the proprietary LAPS detection technology and proprietary software that collects and analyzes the Threshold assay data.

     - Threshold Reagents. We offer two Threshold reagent products. The Total DNA Assay Kit allows for the detection of any DNA, and the ILA Kit is a flexible format that can be used to detect and quantitate numerous contaminants in the manufacture of bioengineered products.

SOFTWARE AND CUSTOMER SERVICE

     In addition to instruments and consumable products, we also offer software products and support services. All of our instrument products are used with internally designed and developed software which are sold as an integral part of the instrument system. We believe that our software is an important differentiator for our instrument products relative to the competition based on its ease-of-use and advanced data analysis capabilities.

     Our service and support offerings include field service, customer support, applications assistance and training through an organization of factory-trained and educated service and application support personnel around the world. We offer services to our installed base of customers on both a contract and time and materials basis and we offer a variety of post-warranty contract options for all our instrument offerings that customers may purchase. Our installed base provides us with stable, recurring after-market service and support revenue, as well as product upgrade and replacement opportunities.

RESEARCH AND DEVELOPMENT

     Our research and development team included 44 full time employees as of December 31, 1999. We typically invest 10% to 12% of our revenues in research and development, which has resulted in a track record of technological innovation. Over 70% of our revenues in 1999 were derived from products that we introduced in the last three years. Our research and development expenditures were approximately $7,363,000 in 1999, $5,686,000 in 1998 and $4,721,000 in
1997.

     Our research and development activities are focused on:

     - broadening our technology solution, including development of new proprietary reagent kits;

     - providing more sensitive quantitative evaluation of biological events;

     - providing greater throughput capability, especially with smaller sample volumes; and

     - developing increasingly sophisticated data management and analysis capability.

MARKETING AND CUSTOMERS

     Our sales and marketing organization included 68 full time employees in North America and Europe as of December 31, 1999. We distribute our products primarily through direct sales representatives in North America. We have subsidiaries in the United Kingdom and Germany responsible for selling and servicing our products. Our direct sales effort is supported by a team of service, technical and applications specialists employed by us. We also sell our products through international distributors, most of which enter into distribution agreements with us that provide for exclusive distribution arrangements and minimum purchase targets. Such agreements also generally prohibit the distributors from designing, manufacturing, promoting or selling any products that are competitive with our products.

     Our customers include leading pharmaceutical and biotechnology companies as well as medical centers, universities, government research laboratories and other institutions throughout the world. No single customer accounted for more than 5% of our total 1999 revenues.

     In 1999, sales to customers outside the United States accounted for 39% of total revenues and total sales denominated in foreign currencies accounted for 22% of total revenues. We anticipate that international sales will account for an increasing percentage of revenues in the future. We expect to continue expanding our international operations in order to take advantage of increasing international market opportunities resulting from worldwide growth in the life sciences industry.

MANUFACTURING

     We manufacture our products at our facilities in Sunnyvale, California and Norway. Our California facility is ISO 9001 certified. We manufacture our own components where we believe it adds significant value, but we rely on suppliers for the manufacture of selected components and subassemblies, which are manufactured to our specifications. We conduct all final testing and inspection of our products. We have established a quality control program, including a set of standard manufacturing and documentation procedures intended to ensure that, where required, our instruments are manufactured in accordance with Good Manufacturing Practices.

PATENTS AND PROPRIETARY TECHNOLOGIES

     We protect our proprietary rights from unauthorized use by third parties to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Patents and other proprietary rights are an essential element of our business. Our policy is to file patent applications and to protect technology, inventions and improvements to inventions that are commercially important to the development of our business. As of December 31, 1999, we were maintaining 32 U.S. patents and other corresponding foreign patents based on our discoveries that have been issued or allowed. In addition, as of that date, we had 26 patent applications pending in the United States and had filed several corresponding foreign patent applications.

     We are a party to various license agreements that give us rights to use certain technologies. In particular, we have exclusive licenses for the technologies on which our FLIPR and CLIPR are based. We pay royalties to the parties from which we licensed or acquired the FLIPR and CLIPR core technologies.

     We also rely on trade secret, employee and third-party nondisclosure agreements and other protective measures to protect our intellectual property rights pertaining to our products and technology.

COMPETITION

     The market for life sciences instrumentation is highly competitive, and we expect competition to increase. We compete for the allocation of customer capital funds with many other companies marketing capital equipment, including those not directly competitive with any of our products. Some of our products also compete directly with similar products from other companies.

     The microplate reader market is characterized by intense competition among a number of companies, including Bio-Tek Instruments, LJL Biosystems, Packard BioScience, PerkinElmer, Tecan and Thermo BioAnalysis, that offer, or may in the future offer, products with performance capabilities generally similar to those offered by our products. We expect that competition is likely to increase in the future, as several current and potential competitors have the technological and financial ability to enter the microplate reader market. Our MAXline products are generally priced at a premium to other microplate readers. We compete in the microplate reader market primarily on the basis of performance and productivity. Many companies, research institutions and government organizations that might otherwise be customers for our products employ methods for bioanalytical analysis that are internally developed.

     The cell analysis instrument market is also characterized by intense competition among a number of companies, including Amersham Pharmacia Biotech, Aurora Biosciences, Cellomics, Packard BioScience, PE Biosystems and PerkinElmer, that offer, or may in the future offer, products with performance capabilities generally similar to those offered by our products. We believe that the primary competitive factors in the market for our products are throughput, quantitative accuracy, breadth of applications, ease-of-use, productivity enhancement, quality, support and price/performance. We believe that we compete favorably with respect to these factors.

     Many of our competitors have significantly greater financial, technical, marketing, sales and other resources than we do. In addition to competing with us with respect to product sales, these companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel.

GOVERNMENT REGULATION

     In the United States, the development, manufacturing, distribution, labeling and advertising of products intended for use in the diagnosis of disease or other conditions is extensively regulated by the U.S. Food and Drug Administration, known as the FDA. These products generally require FDA clearance before they may be marketed, and also are subject to postmarket manufacturing, reporting and labeling requirements. With the exception of certain of our MAXline microplate readers, none of our products is intended for use in the diagnosis of disease or other conditions, and, therefore, they are not currently subject to FDA regulation. The MAXline readers intended for diagnostic uses are the subject of an FDA marketing clearance. If we were to offer any of our other products for diagnostic uses, those products would become subject to FDA regulation.

PROPERTIES

     We lease two facilities with approximately 115,000 square feet of laboratory, manufacturing and administrative space in Sunnyvale, California. Our leases expire in November 2001 and April 2003. We also lease a sales and service office in the United Kingdom, a sales and technical office in Germany, and a small manufacturing facility in Norway. We believe that our current facilities will be sufficient for our operations through at least 2001.

EMPLOYEES

     As of December 31, 1999, we employed 213 persons full time, including 44 in research and development, 78 in manufacturing, 68 in marketing and sales and 23 in general administration and finance. Of these employees, 36 hold Ph.D. or other advanced degrees. None of our employees is covered by collective bargaining agreements, and we consider relations with our employees to be good.

                                   MANAGEMENT

     The following table sets forth information regarding our current directors and executive officers as of March 31, 2000:

                    NAME                       AGE                      POSITION
                    ----                       ---                      --------
Joseph D. Keegan, Ph.D.......................  46    President, Chief Executive Officer and Director
Timothy A. Harkness..........................  33    Vice President, Chief Financial Officer
Gillian M.K. Humphries, Ph.D.................  61    Vice President
Tony M. Lima.................................  41    Vice President
Robert J. Murray.............................  52    Vice President
John S. Senaldi..............................  35    Vice President
Moshe H. Alafi...............................  71    Director
David L. Anderson............................  56    Director
A. Blaine Bowman.............................  53    Director
Paul Goddard, Ph.D...........................  50    Director
Andre F. Marion..............................  64    Director
Harden M. McConnell, Ph.D....................  72    Director
J. Allan Waitz, Ph.D.........................  64    Director

     Joseph D. Keegan, Ph.D., has served as our President and Chief Executive Officer since March 1998. From 1992 to 1998, Dr. Keegan served in various positions at Becton Dickinson and Company, a research and diagnostic company, including the positions of Vice President, Sales and Service, Vice President, General Manager of the Immunocytometry Systems Division and, most recently, President of the Worldwide Tissue Culture Business. From 1987 to 1992, he was employed by LEICA, Inc., a microscope manufacturer, where he held various senior management positions. Dr. Keegan holds a Ph.D. in Chemistry from Stanford University.

     Timothy A. Harkness has served as our Vice President, Finance and Chief Financial Officer since July 1998. From 1997 to 1998, Mr. Harkness was Vice President of Business Development at Vivra Specialty Partners, a physician practice management company. Previously, Mr. Harkness was with Montgomery Securities in the Health Care Investment Banking Group from 1994 to 1997 and with Arthur Andersen & Co. from 1989 to 1992. Mr. Harkness holds an MBA from Stanford University Graduate School of Business and is a CPA.

     Gillian M.K. Humphries, Ph.D., has served as a Vice President of the Company since March 1990. Dr. Humphries served as a consultant to the Company since its inception in 1983. In 1984, Dr. Humphries joined the Company on a full time basis as a research scientist and, from 1985 to 1990, she served as Director of MAXline and Cytosensor Development. Dr. Humphries holds a Ph.D. in Biochemistry from Stanford University and an MS in Biochemistry from San Jose State University.

     Tony M. Lima has served as Vice President, in charge of Worldwide Sales and Service, of the Company since July 1998. Previously, Mr. Lima was Manager, Sales and Marketing at Cavro Scientific Instruments during a portion of 1998, President/CEO of Aydius, Inc. from 1996 to 1997, and Vice President, Customer Services of Behring Diagnostics (formerly Syva Company) from May 1995 to March 1996. From 1981 to May 1995 he was employed by Syva Co., a global clinical diagnostics company, where he held various senior management positions in England, Belgium and the United States. Mr. Lima holds a higher TEC Degree in Electronics from Kingston College London, England.

     Robert J. Murray has served as a Vice President, in charge of Worldwide Operations, since July 1995. Mr. Murray served as the Company's Director of Operations from 1993 to 1995. During 1993, Mr. Murray was a consultant to Tandem Computers, Incorporated, a computer manufacturer. From 1991 to 1993, Mr. Murray was Vice President of Manufacturing at Electromer Corporation, an electronic component company, and from 1989 to 1991, was Vice President and General Manager of Comptronix Corp., a contract manufacturing company. Prior to joining Comptronix Corp., Mr. Murray was Vice President of Gould, Inc., a diversified conglomerate. Mr. Murray holds an MS in Electrical Engineering from San Jose State University and a B.S. from the University of California at Davis.

     John S. Senaldi has served as Vice President, in charge of Worldwide Marketing of the Company since August 1998. From 1993 to 1998, Mr. Senaldi served in various management positions at Becton

Dickinson and Company, a research and diagnostic company, including the positions of Director of Business Development and Senior Product Manager in both Europe and North America for Becton's Diabetes Healthcare business. Most recently, he was in a Program Management role for Becton's Immunocytometry Systems Division. Prior to joining Becton Dickinson, Mr. Senaldi held various management positions in manufacturing and marketing with General Electric Company's Medical Systems Business Group and in engineering functions with several start-up medical diagnostic companies. Mr. Senaldi holds an MBA from Harvard Business School, an MSEE from Rensselaer Polytechnic Institute and a BS in Engineering from Trinity College.

     Moshe H. Alafi has been a director of the Company since 1985. Mr. Alafi has been the general partner of Alafi Capital Company since January 1984.

     David L. Anderson has been a director of the Company since 1983. Mr. Anderson has been a general partner of Sutter Hill Ventures, a venture capital firm, since 1974. Mr. Anderson is also a director of Dionex Corporation ("Dionex") and Broadvision.

     A. Blaine Bowman has been director of the Company since 1985. Mr. Bowman is, and has been since 1980, President, Chief Executive Officer and a director of Dionex.

     Paul Goddard, Ph.D., has been a director of the Company since September 1995. Dr. Goddard has served as President and Chief Executive Officer of Elan Pharmaceuticals, a division of Elan PLC, since 1998. Dr. Goddard served as Chairman, Chief Executive Officer and Director of Neurex Corporation from 1991 through 1998 when Neurex Corporation was acquired by Elan PLC. From 1976 through February 1991, Dr. Goddard was employed by SmithKline Beecham Corp. and its predecessors in various positions, most recently as Senior Vice President and Director, Japan-Pacific. He is also a director of Onyx Pharmaceutical and RibiImmunochem Research.

     Andre F. Marion has been a director of the Company since September 1995. Mr. Marion was a founder of Applied Biosystems, Inc., and served as its Chief Operating Officer from 1983 to 1986, its President from 1985 to 1993, its Chief Executive Officer from 1986 to 1993 and its Chairman of the Board from 1987 to February 1993, when it merged with the Perkin-Elmer Corporation. Mr. Marion served as Vice President of Perkin-Elmer Corporation and President of its Applied Biosystems Division until his retirement in February 1995. Mr. Marion is presently a management consultant and also a director of Applied Imaging Corp., Cygnus, Inc., Aclara Biosciences, Inc. and several private corporations.

     Harden M. McConnell, Ph.D., founder of the Company, has been a director of and a consultant to the Company since the Company's inception in July 1983. He is the Robert Eckles Swain Professor of Physical Chemistry at Stanford University and a member of the National Academy of Sciences. Dr. McConnell has received many awards in recognition of his scientific work, most recently these include the 1987 Pauling Medal for Chemistry and, in 1988, the National Academy of Sciences Award in Chemical Sciences. Dr. McConnell has also received the Wolf Prize (1984), the Wheland Medal (1988), the National Medal of Science (1989), the Peter Debeye Award in Physical Chemistry (1990) and the Bruker Prize of the Royal Society of Chemistry (1995). Dr. McConnell holds a Ph.D. degree from the California Institute of Technology.

     J. Allan Waitz, Ph.D., has been a director of the Company since 1990. Dr. Waitz is currently retired. Until 1992, Dr. Waitz was President and Chief Executive Officer of DNAX Research Institute of Molecular and Cellular Biology, Inc., a subsidiary of Schering-Plough Corporation. From 1991 through December 1996, Dr. Waitz served as chairperson of the Area Committee on Microbiology of the National Committee for Clinical Laboratory Standards. He is also a director of TerraGen Diversity, Inc.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2000, except as otherwise noted in the footnotes, and as adjusted to reflect the sale of 1,500,000 shares of common stock offered hereby for:

     - each stockholder who is known by us to own beneficially more than 5% of our common stock;

     - each director and executive officer; and

     - all of our directors and executive officers as a group.

                                                             NUMBER OF           PERCENTAGE OF SHARES
                                                               SHARES           BENEFICIALLY OWNED(1)
                                                            BENEFICIALLY   --------------------------------
                 NAME OF BENEFICIAL OWNER                     OWNED(1)     BEFORE OFFERING   AFTER OFFERING
                 ------------------------                   ------------   ---------------   --------------
Kopp Investment Advisors, Inc.(2).........................   1,878,405            19.28%           16.70%
7701 France Ave. South, Ste. 500
Edina, Minnesota 55435
Chase Manhattan Corporation(2)............................     985,075            10.11             8.76
270 Park Avenue, 35th Floor
New York, New York 10017-2070
Putnam Investments(2).....................................     648,000             6.65             5.76
One Post Office Square
Boston, Massachusetts 02109
Pilgrim Baxter & Associates, Ltd.(2)......................     590,900             6.06             5.25
825 Duportail Road
Wayne, Pennsylvania 19087
Moshe H. Alafi(3).........................................     424,840             4.36             3.78
Harden M. McConnell, Ph.D.(4).............................     356,600             3.66             3.17
David L. Anderson(5)......................................     188,907             1.94             1.68
Joseph D. Keegan, Ph.D.(6)................................     103,584             1.06                *
A. Blaine Bowman(7).......................................      62,000                *                *
Robert J. Murray(8).......................................      55,759                *                *
Gillian M.K. Humphries, Ph.D.(9)..........................      47,283                *                *
Paul Goddard, Ph.D.(10)...................................      22,000                *                *
J. Allan Waitz, Ph.D.(11).................................      22,000                *                *
Timothy A. Harkness(12)...................................      26,978                *                *
Tony M. Lima(13)..........................................      18,469                *                *
Andre F. Marion(14).......................................      16,500                *                *
John S. Senaldi(15).......................................      16,017                *                *
All directors and executive officers as a group (13
  persons)................................................   1,360,937(16)        13.97            12.10

-------------------------
  *  Less than one percent.

 (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2000 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Percentage of beneficial ownership is based on 9,745,251 shares of common stock outstanding as of March 31, 2000, plus 1,500,000 shares to be sold by us in this offering.

 (2) Based on information as of December 31, 1999 reflected in Schedules 13D, 13F and 13G filed with the SEC.

 (3) Includes 402,840 shares beneficially owned by Alafi Capital Company, of which Mr. Alafi, a director of the Company, is a general partner, and 22,000 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options.

 (4) Consists of 351,100 shares held by the Harden M. McConnell and Sophia G. McConnell Trust, of which Dr. McConnell is a co-trustee, and 5,500 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options.

 (5) Includes 14,710 shares beneficially owned by Anvest, L.P., of which Mr. Anderson is a general partner, and 22,000 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options.

 (6) Includes 80,500 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options and periodic stock grants.

 (7) Includes 22,000 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options.

 (8) Includes 55,165 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options. Mr. Murray has agreed to sell up to 5,000 shares of common stock in the event the underwriters exercise their over-allotment option. If this option were exercised in full, he would beneficially own 50,759 shares of our common stock after this offering.

 (9) Includes 47,283 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options. Dr. Humphries has agreed to sell up to 5,000 shares of common stock in the event the underwriters exercise their over-allotment option. If this option were exercised in full, she would beneficially own 42,283 shares of our common stock after this offering.

(10) Includes 22,000 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options.

(11) Includes 22,000 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options.

(12) Includes 19,000 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options and periodic stock grants.

(13) Includes 17,500 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options. Mr. Lima has agreed to sell up to 4,300 shares of common stock in the event the underwriters exercise their over-allotment option. If this option were exercised in full, he would beneficially own 14,169 shares of our common stock after this offering.

(14) Includes 16,500 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options.

(15) Includes 13,700 shares that may be acquired within 60 days after March 31, 2000 pursuant to outstanding stock options. Mr. Senaldi has agreed to sell up to 4,000 shares of common stock in the event the underwriters exercise their over-allotment option. If this option were exercised in full, he would beneficially own 12,017 shares of our common stock after this offering.

(16) Includes 768,650 shares held by entities affiliated with certain directors and 365,148 shares that certain directors and officers have the right to acquire within 60 days after March 31, 2000 pursuant to the exercise of outstanding stock options and/or periodic stock grant rights. See footnotes
     (3) through (15).

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                              NUMBER OF
                        UNDERWRITERS                            SHARES
                        ------------                          ----------
ING Barings LLC.............................................     600,000
Bear, Stearns & Co. Inc.....................................     300,000
Thomas Weisel Partners LLC..................................     300,000
UBS Warburg LLC.............................................     300,000
                                                              ----------
          Total.............................................   1,500,000
                                                              ==========

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby if any of the shares are purchased.

     We have been advised by the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $1.25 per share. The underwriters may allow, and these dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the public offering, the public offering price and other selling terms may be changed by the underwriters.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock:

                                                           PER SHARE    NO EXERCISE    FULL EXERCISE
                                                           ---------    -----------    -------------
Payable by Molecular Devices.............................    $2.12      $3,180,000      $3,618,204
Payable by the selling stockholders......................    $2.12      $        0      $   38,796

     Other expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants) to be paid by us are expected to be approximately $1,000,000.

     We and certain selling stockholders have granted the several underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 225,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by it shown in the table above bears to 1,500,000. To the extent the underwriters exercise this option, we and certain selling stockholders will be obligated, pursuant to this option, to sell the additional shares to the underwriters. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the common stock offered hereby. If purchased, the underwriters will offer the additional shares on the same terms as those on which the 1,500,000 shares of common stock are being offered.

     In connection with this offering, certain underwriters may engage in passive market making transactions in the common stock on Nasdaq immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers and making purchases limited by these prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when this limit is reached. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Subject to applicable limitations, the underwriters, in connection with this offering, may place bids for or make purchases of the common stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the common stock, which may be higher than the price that might otherwise prevail in the open market. We cannot assure you that the price of the common stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the underwriters may also place bids, or make purchases on behalf of the underwriting syndicate, to reduce a short position created in connection with this offering. The underwriters are not required to engage in these activities and may end these activities at any time.

     Other than in the United States, neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe, any restrictions relating to this offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

     The underwriting agreement contains covenants of indemnity among us, the selling stockholders and the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

     We, and each of our directors and executive officers and certain of our stockholders, who in the aggregate will beneficially own, following this offering (assuming no exercise of the over-allotment option), 1,643,103 shares of common stock which includes options to purchase 365,148 shares of common stock currently exercisable or exercisable within 60 days of March 31, 2000, have agreed not to directly or indirectly, without the prior written consent of ING Barings LLC, offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of common stock or securities exchangeable for or convertible into common stock for a period of 90 days after the date of this prospectus, except that we may issue, and grant options to purchase, shares of common stock under our current stock option and purchase plans.

     Thomas Weisel Partners LLC, one of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead manager or co-manager on 168 filed public offerings of equity securities, of which 114 have been completed, and has acted as a syndicate member in an additional 95 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

     The validity of the shares of common stock being sold in this offering and other legal matters relating to this offering will be passed upon for us by Cooley Godward LLP, Palo Alto, California. The validity of the shares of our common stock being sold in this offering will be passed upon for the underwriters by Winthrop, Stimson, Putnam & Roberts, Stamford, Connecticut.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1999 and for each of the three years ended December 31, 1999, as detailed in their report. We have incorporated by reference those consolidated financial statements and schedule in this prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     A registration statement on Form S-3 with respect to the shares of common stock offered hereby, together with any amendments, exhibits and schedules thereto, has been filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information contained in the registration statement on Form S-3, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information with respect to Molecular Devices and the shares offered hereby, reference is made to the registration statement on Form S-3. The registration statement may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Room of the SEC, Washington, D.C., 20549, upon payment of prescribed fees.

     We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may inspect and copy these materials at the Public Reference Room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room. You can also find our SEC filings at the SEC's website at www.sec.gov. You may also inspect reports and other information concerning Molecular Devices at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to incorporate by reference information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents listed below, which we have previously filed with the SEC. These documents contain important information about us, our business and our finances:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

     - Current Report on Form 8-K filed on April 14, 2000;

     - Our definitive proxy statement, dated April 25, 2000, filed in connection with our 2000 annual meeting of stockholders; and

     - The description of our common stock in our Registration Statement on Form 8-A filed with the SEC on December 1, 1995 including any amendments or reports filed for the purpose of updating such description.

     Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of this offering will be deemed to be incorporated by reference.

     If you request, either orally or in writing, we will provide to you a copy of any or all documents which are incorporated by reference. We will provide these documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to: Molecular Devices Corporation, Attn:
Investor Relations, 1311 Orleans Drive, Sunnyvale, California 94089, (408) 747-1700.

------------------------------------------------------
------------------------------------------------------

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES.

                           -------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   17
Dividend Policy.......................   17
Price Range of Common Stock...........   17
Capitalization........................   18
Selected Consolidated Financial
  Data................................   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   24
Management............................   34
Principal Stockholders................   36
Underwriting..........................   38
Legal Matters.........................   39
Experts...............................   39
Where You Can Find More Information...   40

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                                1,500,000 SHARES

                            [MOLECULAR DEVICES LOGO]
                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                                  ING BARINGS
                            BEAR, STEARNS & CO. INC.
                           THOMAS WEISEL PARTNERS LLC
                                UBS WARBURG LLC
                                  MAY 25, 2000
------------------------------------------------------
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